July 28, 2005
VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561
Attention: Michele Gohlke, Branch Chief

Re:	Silicon Image, Inc.
Form 10-K for the year ended December 31, 2004
Form 8-K dated April 21, 2005
Form 8-K dated January 25, 2005
Dear Ms. Gohlke:
     Reference is made to the letter, dated May 24, 2005, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Silicon Image, Inc. (the “Company”), regarding the above-referenced filings. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in the letter of the Staff.
Form 8-K dated April 21, 2005
1.	We note that your response to our prior comment 5 and see that you have deleted the pro forma statement of operations. However, we note you continue to include a discussion of pro forma net income and pro forma net income per share. Since you have retained certain non-GAAP measures you must provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantative to each measure. Revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. See also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please provide us with a full sample of your proposed disclosure.
     We have supplementally attached, for the Staff’s review, a sample template of the Company’s proposed disclosure to be used as a basis for its press release announcing the Company’s financial results for the quarter ended June 30, 2005, which will be furnished to the

Securities and Exchange Commission
July 28, 2005

SEC as an exhibit to a Form 8-K. Please note that this sample template includes non-GAAP supplemental financial information, and includes additional specific and substantive disclosure related to non-GAAP net income and net income per share, and to each non-GAAP measure included in the non-GAAP supplemental financial information in compliance with Item 10(e)(1)(i). These disclosures are set forth in both (1) the notes following the table under the caption “Reconciliation of GAAP to Non-GAAP Net Income” and (2) the notes following the table under the caption “Non-GAAP Supplemental Financial Information.”
2.	Further, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.
     The sample earnings press release template attached hereto eliminates the term “pro forma” when referring to non-GAAP information. Additionally, the Company will revise its presentation in future filings to omit the term “pro forma” when referring to non-GAAP information.
* * *
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455.

Very truly yours, /s/ David K. Michaels David K. Michaels

Enclosures

cc:	Darrel Slack, Silicon Image, Inc.
Patrick Reutens, Esq., Silicon Image, Inc.
Andrew Y. Luh, Esq., Fenwick & West LLP

CONTACTS:	[CHIEF FINANCIAL OFFICER]	[INVESTOR RELATIONS]
	SILICON IMAGE, INC.	SILICON IMAGE, INC.
SILICON IMAGE REPORTS [SECOND QUARTER 2005] FINANCIAL RESULTS
[Language describing quarterly financial results]
* Note Regarding Non-GAAP Financial Information
The non-GAAP financial information set forth in this press release is presented for informational purposes only. Our presentation of non-GAAP financial information excludes stock compensation expense and amortization of intangible assets. It also excludes patent assertion costs and gains (losses) on equity investments, which are not directly attributable to our ongoing operations and are expected to be non-recurring or to be incurred over a limited period of time. We believe that the exclusion of these items can help investors better understand our underlying operating performance. Additionally, items such as these mentioned above have the potential to distort our ability to provide a meaningful comparison of financial results across reporting periods. For these reasons, management does not evaluate these items when assessing the performance of our ongoing operations or when allocating resources.
About Silicon Image
[Information about Silicon Image, Inc.]
Safe Harbor Statement
 [Appropriate Safe Harbor Language]

SILICON IMAGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (GAAP BASIS)

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands, except per share amounts)	2005	2005	2004	2005	2004
Revenue:
Product Development, licensing and royalties
Total revenue

Cost of revenue and operating expenses:
Cost of revenue (1)
Research and development (2)
Selling, general and administrative (3)
Amortization of intangible assets
Patent assertion costs
In-process research and development
Total cost of revenue and operating expenses

Loss from operations
Interest income and other, net
Gain (loss) on equity investment
Loss before provision for income taxes

Provision for income taxes
Net income (loss)

Net loss per share — basic
Net loss per share — diluted

Weighted average shares — basic
Weighted average shares — diluted

(1)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004 and the six months ended June 30, 2005 and June 30, 2004, respectively.

(2)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004 and the six months ended June 30, 2005 and June 30, 2004, respectively.

(3)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004 and the six months ended June 30, 2005 and June 30, 2004, respectively.

SILICON IMAGE, INC.
RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004
GAAP net income (loss):

Adjustments:
Stock compensation expense (benefit) applicable to cost of revenue (1)
Stock compensation expense (benefit) applicable to research and development (1)
Stock compensation expense (benefit) applicable to selling, general and administrative (1)
Total stock compensation expense (benefit) (1)

Amortization of goodwill and intangible assets (2)
Patent assertion costs (3)
Loss (gain) on equity investment, net of tax (4)
Non-GAAP net income (loss)

(1)	This adjustment represents expenses (benefit) associated with stock option modifications, including repricings, and certain stock options issued to employees of acquired companies and to non-employees in exchange for services. Stock-based compensation expense (benefit) fluctuates based in large part on changes in our stock price.

(2)	This adjustment represents expenses for the amortization of goodwill and intangible assets recorded in connection with our acquisitions. These ongoing expenses pertain to intangible assets that are not expected to be replaced when fully amortized, as might a depreciable tangible asset.

(3)	This adjustment represents expenses incurred to assert our patents in a pending lawsuit will be incurred over a limited period of time and are not directly attributable to our ongoing business operations. We believe these expenses may vary based on events that are unrelated to our ongoing business operations.

(4)	This loss (gain) relates to warrants and stock received by the company from a transaction involving the licensing of certain of our intellectual property. These gains or losses are infrequent and unusual, and reflect market and other conditions that are unrelated to our ongoing business operations.

NON-GAAP SUPPLEMENTAL FINANCIAL INFORMATION
The non-GAAP financial information set forth in this press release is presented for informational purposes only. Our presentation of non-GAAP financial information excludes stock compensation expense and amortization of intangible assets. It also excludes patent assertion costs and gains (losses) on equity investments, which are not directly attributable to our ongoing operations and are expected to be non-recurring or to be incurred over a limited period of time. We believe that the exclusion of these items can help investors better understand our underlying operating performance. Additionally, items such as these mentioned above have the potential to distort our ability to provide a meaningful comparison of financial results across reporting periods. For these reasons, management does not evaluate these items when assessing the performance of our ongoing operations or when allocating resources. Because of these exclusions, the following presentation is not in accordance with Generally Accepted Accounting Principles (GAAP). A discussion of the reasons that management believes that the exclusion of these items provides useful information to investors is set forth in the notes to the table under the caption “Reconciliation of GAAP to Non-GAAP Net Income” and in the notes to the table below.

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands, except per share amounts)	2005	2005	2004	2005	2004

Revenue:
Product
Development, licensing and royalties
Total revenue

Non-GAAP cost and operating expenses:
Non-GAAP cost of revenue (1)
Non-GAAP research and development (2)
Non-GAAP selling, general and administrative (3)
Non-GAAP total cost of revenue and operating expenses (4)

Non-GAAP income (loss) from operations (5)
Interest income and other, net
Provision for income taxes
Non-GAAP net income (6)

Non-GAAP net income per share — diluted (6)
Weighted average shares*

*	Weighted average shares include weighted average shares outstanding during the period, as well as the dilutive effect of outstanding stock options as if they had been converted to shares during the period in accordance with the treasury stock method.

1.	Our management believes that non-GAAP cost of revenue provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP cost of revenue to non-GAAP cost of revenue for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Cost of Revenue

Adjustments:
Stock compensation expense (benefit)

Non-GAAP Cost of Revenue
2.	Our management believes that non-GAAP research and development expense provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP research and development expense to non-GAAP research and development expense for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Research and Development Expense

Adjustments:
Stock compensation expense (benefit)

Non-GAAP Research and Development Expense
3.	Our management believes that non-GAAP selling, general and administrative expense provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP selling, general and administrative expense to non-GAAP selling, general and administrative expense for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Selling, General and Administrative Expense

Adjustments:
Stock compensation expense (benefit)

Non-GAAP Selling, General and Administrative Expense

4.	Our management believes that non-GAAP total cost of revenue and operating expenses provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP total cost of revenue and operating expenses to non-GAAP total cost of revenue and operating expenses for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Total Cost of Revenue and Operating Expenses

Adjustments:
Stock compensation expense (benefit)
Amortization of goodwill and intangible assets
Patent assertion costs

Non-GAAP Total Cost of Revenue and Operating Expenses
5.	Our management believes that non-GAAP income (loss) from operations provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP income (loss) from operations to non-GAAP income (loss) from operations for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Income (Loss) from Operations

Adjustments:
Stock compensation expense (benefit)
Amortization of goodwill and intangible assets
Patent assertion costs

Non-GAAP Income (Loss) from Operations
6.	Our management believes that non-GAAP income (loss) and non-GAAP net income (loss) per share provides useful supplemental information regarding the company’s business operations. Management believes this non-GAAP measure facilitates comparisons to our historical and ongoing operating results. Management also internally uses this non-GAAP measure for forecasting and budgeting purposes. The following table reconciles GAAP income (loss) and GAAP net income (loss) per share to non-GAAP income (loss) and non-GAAP net income (loss) per share for the periods presented below:

	Three Months Ended			Six Months Ended
	(unaudited)			(unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands)	2005	2005	2004	2005	2004

GAAP Net Income (Loss)
Shares Outstanding
GAAP Net Income (Loss) per Share

Adjustments:
Stock compensation expense (benefit)
Amortization of goodwill and intangible assets
Patent assertion costs

Gain (loss) on equity investment, net of tax

Non-GAAP Net Income (Loss)
Shares Outstanding
Non-GAAP Net Income (Loss) per Share

SILICON IMAGE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	March 31,	December 31,
(In thousands)	2005	2005	2004
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and short-term investments
Accounts receivable, net
Inventories
Prepaid expenses and other current assets
Total current assets

Property and equipment, net
Goodwill and intangible assets, net
Other assets
Total assets

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable
Debt and other current liabilities
Deferred margin on sales to distributors
Total current liabilities

Stockholders’ equity
Total liabilities and stockholders’ equity